Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
August 8, 2019	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES SECOND QUARTER RESULTS FOR

2019 AND DECLARES THIRD QUARTERLY DIVIDEND OF 2019

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce its results for the second quarter ended June 30, 2019. All figures are presented in United States dollars unless otherwise noted.

In the second quarter of 2019, Wheaton generated over $100 million in operating cash flow and had attributable gold production of over 100,000 ounces. Through the first half of 2019, Wheaton is on track for record annual gold production and reconfirms 2019 gold equivalent production guidance.

Operational Overview

	Q2 2019	Q2 2018		Change
Ounces produced
Gold	100,577		90,391	11.3%
Silver (000’s)	4,834		5,977	(19.1)%
Palladium	5,736		-	n.a.
Ounces sold
Gold	90,077		87,140	3.4%
Silver (000’s)	4,241		5,972	(29.0)%
Palladium	5,273		-	n.a.
Sales price per ounce
Gold	$1,320		$1,305	1.1%
Silver	$14.93		$16.52	(9.6)%
Palladium	$1,381	$	n.a.	n.a.
Cash costs per ounce [1]
Gold [1]	$420		$407	3.2%
Silver [1]	$5.14		$4.54	13.2%
Palladium [1]	$247	$	n.a.	n.a.
Cash operating margin per ounce [1]
Gold [1]	$900		$898	0.2%
Silver [1]	$9.79		$11.98	(18.3)%
Palladium [1]	$1,134	$	n.a.	n.a.
Revenue	$189,466		$212,400	(10.8)%
Net (loss) earnings	$(124,694)		$318,142	n.a.
Per share	$(0.28)		$0.72	n.a.
Adjusted net earnings [1]	$44,808		$72,340	(38.1)%
Per share [1]	$0.10		$0.16	(38.4)%
Operating cash flows	$109,258		$135,200	(19.2)%
Per share [1]	$0.25		$0.31	(19.4)%
Dividends declared [1]	$40,133		$39,888	0.6%
Per share	$0.09		$0.09	0.0%

   All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

Highlights

●

The increase in attributable gold production was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at Sudbury.

●

The decrease in attributable silver production was primarily due to the termination of the San Dimas silver stream effective May 10, 2018 and lower production from Peñasquito due to an illegal blockade.

●	The increase in gold sales volume was due to the higher production levels, partially offset by negative changes in the balance of payable gold produced but not yet delivered to Wheaton.

●	The decrease in silver sales volume was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton.

●

The net loss incurred during the current period was a result of a non-cash impairment charge in the amount of $166 million relative to the Company’s Voisey’s Bay PMPA, while during the prior period the Company terminated the previously owned San Dimas silver purchase agreement, resulting in a gain on disposal of $246 million.

●

The decrease in adjusted net earnings was primarily due to lower margins relative to San Dimas, which was converted to a gold stream on May 10, 2018, lower sales relative to Peñasquito resulting from the illegal blockade, lower sales relative to Salobo resulting from negative changes in ounces PBND and higher finance costs.

●

Declared quarterly dividend of $0.09 per common share in accordance with Wheaton’s setting of a minimum quarterly dividend of $0.09 per common share for the duration of 2019, subject to the discretion of the Board of Directors.

Subsequent to the Quarter

●

Hudbay Minerals Inc. (“Hudbay”) announced that the U.S. District Court for the District of Arizona issued a ruling vacating and remanding the U.S. Forest Service’s issuance of the Final Record of Decision for the Rosemont project in Arizona, such that Rosemont cannot proceed with construction at this time. Hudbay states that they believe that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont and as such, they will be appealing the decision.

Reconfirming Gold Equivalent Production Guidance

●

Wheaton’s estimated attributable production in 2019 is on track to meet its forecast of approximately 690,000 gold equivalent ounces[2]; however, the mix of precious metals production has been updated based on developments in the first half of the year. Specifically, Wheaton now expects to produce approximately 385,000 ounces of gold, 22.5 million ounces of silver and 22,000 ounces of palladium.

●

For the five-year period ending in 2023, the Company continues to estimate that average annual gold equivalent production[2] will amount to 750,000 ounces. As a reminder, Wheaton does not include any production from Rosemont in this five-year guidance.

“Wheaton once again generated strong operating cash flow in the second quarter at well over $100 million,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “We are unique in the streaming and royalty space as our current revenue is derived from 100% precious metals production with significant leverage to not only the price of gold, but also to other precious metals including silver and palladium. As always, we remain focused on the sustainable management of our diverse portfolio of low-cost, long-life assets and delivering superior shareholder value.”

Financial Review

Revenues

Revenue was $189 million in the second quarter of 2019, on sales volume of 90,100 ounces of gold, 4.2 million ounces of silver and 5,300 ounces of palladium. This represents an 11% decrease from the $212 million of revenue generated in the second quarter of 2018 due primarily to (i) a 29% decrease in the number of silver ounces sold, (ii) a 10% decrease in the average realized silver price ($14.93 in Q2 2019 compared with $16.52 in Q2 2018); partially offset by (iii) the introduction of palladium sales effective Q3 2018, (iv) a 3% increase in the number of gold ounces sold; and (v) a 1% increase in the average realized gold price ($1,320 in Q2 2019 compared with $1,305 in Q2 2018).

Costs and Expenses

Average cash costs¹ in the second quarter of 2019 were $420 per gold ounce sold, $5.14 per silver ounce sold and $247 per palladium ounce sold, as compared with $407 per gold ounce and $4.54 per silver ounce during the comparable period of 2018. This resulted in a cash operating margin¹ of $900 per gold ounce sold, $9.79 per silver ounce sold and $1,134 per palladium ounce sold, a decrease of 18% per silver ounce sold while the cash operating margin¹ per ounce of gold sold was virtually unchanged as compared with Q2 2018. The decrease in the silver cash operating margin was primarily due to a 10% decrease in the average realized silver price in Q2 2019 compared with Q2 2018.

Adjusted Net Earnings and Operating Cash Flows

Adjusted net earnings¹ and cash flow from operations in the second quarter of 2019 were $45 million ($0.10 per share) and $109 million ($0.25 per share¹), compared with adjusted net earnings¹ of $72 million ($0.16 per share) and cash flow from operations of $135 million ($0.31 per share¹) for the same period in 2018, a decrease of 38% and 19%, respectively.

Balance Sheet

At June 30, 2019, the Company had approximately $87 million of cash on hand and $1.1 billion outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). The average effective interest rate for the second quarter of 2019 was 4.25%.

Asset Impairment

At the end of each reporting period, the Company assesses each precious metal purchase agreement (“PMPA”) to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any).

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The estimated implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a carrying value at June 30, 2019, of $393 million. Management estimated that the recoverable amount at June 30, 2019, under the Voisey’s Bay PMPA was $227 million, resulting in an impairment charge of $166 million.

Second Quarter Asset Highlights

During the second quarter of 2019 attributable production was 100,600 ounces of gold, 4.8 million ounces of silver and 5,700 ounces of palladium, representing an increase of 11% and a decrease of 19% for gold and silver, respectively, as compared with the second quarter of 2018.

Operational highlights for the quarter ended June 30, 2019, are as follows:

Salobo

In the second quarter of 2019, Salobo produced 67,100 ounces of attributable gold, virtually unchanged relative to the second quarter of 2018 as lower throughput and recoveries were almost completely offset by higher grades. In Vale S.A.’s (“Vale”) Second Quarter 2019 Performance Report, Vale reports that the ongoing expansion at Salobo continues to progress with the completion of the earthworks in the crushing and flotation plants in the quarter.

Peñasquito

In the second quarter of 2019, Peñasquito produced 0.7 million ounces of attributable silver, a decrease of approximately 45% relative to the second quarter of 2018 primarily due to lower throughput resulting from an illegal blockade in the quarter partially offset by higher grades. In April 2019, Newmont Mining Corporation and Goldcorp Inc. merged to form Newmont Goldcorp Corporation (“Newmont”). On June 17, 2019, Newmont announced that it was ramping up operations at Peñasquito following the lifting of the illegal blockade and the establishment of a dialogue process sponsored by the national government. Newmont also states that shipments from the mine have resumed and that during the 49-day suspension of operations, the mine used the downtime to bring forward maintenance on a variety of systems and equipment.

San Dimas

In the second quarter of 2019, San Dimas produced 11,500 ounces of attributable gold, an increase of approximately 101% relative to the second quarter of 2018 as the San Dimas gold stream was effective May 10, 2018. According to First Majestic Silver Corp.’s (“First Majestic”) second quarter of 2019 production report, the San Dimas mill processed a total of 172,368 tonnes with average silver and gold grades of 312 g/t and 4.32 g/t, respectively. According to First Majestic, throughput was up 6% and silver and gold grades improved 9% and 3%, respectively, compared to the prior quarter due to higher grades in the Jessica and Victoria veins.

Sudbury

In the second quarter of 2019, Vale’s Sudbury mines produced 9,000 ounces of attributable gold, an increase of approximately 39% relative to the second quarter of 2018 primarily due to higher throughput. As a reminder, production in the second quarter of 2018 was impacted by the Coleman mine being shutdown down for unscheduled maintenance from November 2017 to April 2018.

Constancia

In the second quarter of 2019, Constancia produced 0.5 million ounces of attributable silver and 4,500 ounces of attributable gold, a decrease of approximately 8% for silver production and an increase of approximately 42% for gold production relative to the second quarter of 2018. As per Wheaton’s precious metals purchase agreement with Hudbay relating to Constancia (the “Constancia PMPA”), should Hudbay fail to achieve a minimum level of throughput at the Pampacancha satellite deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay. As per Hudbay’s MD&A for the first quarter of 2019, mining of the Pampacancha deposit is not expected to begin until later in 2020. Assuming ore production does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in each of 2019 and 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 2,005 ounces were received during the second quarter of 2019 and reported as production.

Other Gold

In the second quarter of 2019, total Other Gold attributable production was 4,800 ounces, a decrease of approximately 36% relative to the second quarter of 2018. The decrease was due primarily to the cessation of production at the Minto mine which was placed on care and maintenance in the fourth quarter of 2018. The Minto mine was sold by Capstone Mining Corp. to Pembridge Resources plc (“Pembridge”) effective June 3, 2019. According to Pembridge’s news release dated June 4, 2019, Pembridge expects to recommence commercial production at Minto during the fourth quarter of 2019; however, Wheaton does not include any additional production from Minto in its 2019 or five-year guidance.

Other Silver

In the second quarter of 2019, total Other Silver attributable production was 2.3 million ounces, an increase of approximately 6% relative to the second quarter of 2018. The increase was driven primarily by higher production from the Zinkgruvan and Aljustrel mines partially offset by lower production at Yauliyacu.

Development Update – Toroparu

Sandspring Resources Ltd. announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019.

Produced But Not Yet Delivered 3

As at June 30, 2019, payable ounces attributable to the Company produced but not yet delivered amounted to 80,700 payable gold ounces, 3.3 million payable silver ounces and 4,500 payable palladium ounces, representing an increase of 5,900 payable gold ounces, a decrease of 0.2 million payable silver ounces and a decrease of 300 payable palladium ounces during the three month period ended June 30, 2019. Payable gold ounces produced but not yet delivered increased primarily as a result of an increase related to the Salobo gold interest. Payable silver ounces produced but not yet delivered decreased slightly primarily as a result of a decrease related to the Peñasquito silver interest partially offset by an increase related to the Antamina silver interest. Payable ounces produced but not yet delivered to the Wheaton group of companies are expected to average approximately two months of annualized production for silver and two to three months for both gold and palladium but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Subsequent to the Quarter

Rosemont – Permitting

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay stated that they believe that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont and as such, they will be appealing the Court’s decision to the U.S. Ninth Circuit Court of Appeals. Hudbay indicates that the FROD was issued in June 2017 after a thorough process of ten years involving 17 co-operating agencies at various levels of government, 16 hearings, over 1,000 studies, and 245 days of public comment resulting in more than 36,000 comments. Wheaton has not made any upfront payments to date relative to Rosemont nor included any production from Rosemont in its five-year guidance.

Dividend

Third Quarterly Dividend

The third quarterly cash dividend for 2019 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on August 23, 2019 and will be distributed on or about September 5, 2019.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this third quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company’s website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton’s estimated attributable precious metals production in 2019 is forecast to be approximately 690,000 gold equivalent ounces2. The mix of precious metals production has been updated based on developments in the first half of the year. Specifically, Wheaton now expects to produce approximately 385,000 ounces of gold, up from 365,000 ounces originally forecast due to stronger than anticipated production from Salobo, and 22.5 million ounces of silver, down from 24.5 million ounces as a result of the temporary shutdown of Peñasquito in the second quarter of 2019. Forecast production of palladium in 2019 remains unchanged at approximately 22,000 ounces. For the five-year period ending in 2023, the Company estimates that average annual gold equivalent production2 will amount to 750,000 ounces. As a reminder, Wheaton does not currently include any production from Hudbay’s Rosemont project nor the announced expansion at Salobo in its estimated average five-year production guidance4.

From a liquidity perspective, the $87 million of cash and cash equivalents as at June 30, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Friday, August 9, 2019, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	6456709
Live audio webcast:	Click here

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 16, 2019 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	6456709
Archived audio webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production forecasts for 2019 and the five-year average are unchanged since the original forecasts at $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

3 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

4 In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

Condensed Interim Consolidated Statements of (Loss) Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2019	2018	2019	2018

Sales	$189,466	$212,400	$414,515	$411,652

Cost of sales

Cost of sales, excluding depletion	$60,957	$62,580	$130,171	$118,994

Depletion	61,404	62,494	129,785	119,759

Total cost of sales	$122,361	$125,074	$259,956	$238,753

Gross margin	$67,105	$87,326	$154,559	$172,899

General and administrative	12,249	11,972	28,784	21,729

Impairment charges	165,912	-	165,912	-

(Loss) earnings from operations	$(111,056)	$75,354	$(40,137)	$151,170

Gain on disposal of mineral stream interest	-	(245,715)	-	(245,715)

Other (income) expense	3,090	(1,216)	2,824	(145)

(Loss) earnings before finance costs and income taxes	$(114,146)	$322,285	$(42,961)	$397,030

Finance costs	13,306	7,367	27,252	14,474

(Loss) earnings before income taxes	$(127,452)	$314,918	$(70,213)	$382,556

Income tax recovery	2,758	3,224	2,868	3,709

Net (loss) earnings	$(124,694)	$318,142	$(67,345)	$386,265

Basic (loss) earnings per share	$(0.28)	$0.72	$(0.15)	$0.87

Diluted (loss) earnings per share	$(0.28)	$0.72	$(0.15)	$0.87

Weighted average number of shares outstanding

Basic	445,769	443,191	445,083	442,961

Diluted	446,470	443,770	445,815	443,453

Condensed Interim Consolidated Balance Sheets

	As at June 30	As at December 31
(US dollars in thousands - unaudited)	2019	2018

Assets

Current assets

Cash and cash equivalents	$87,182	$75,767

Accounts receivable	1,324	2,186

Current taxes receivable	125	210

Other	2,653	1,541

Total current assets	$91,284	$79,704

Non-current assets

Mineral stream interests	$5,861,139	$6,156,839

Early deposit mineral stream interests	30,991	30,241

Mineral royalty interest	9,107	9,107

Long-term equity investments	216,328	164,753

Investment in associates	984	2,562

Convertible note receivable	11,836	12,899

Property, plant and equipment	7,621	3,626

Other	11,533	10,315

Total non-current assets	$6,149,539	$6,390,342

Total assets	$6,240,823	$6,470,046

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$17,451	$19,883

Current taxes payable	13	3,361

Current portion of performance share units	6,913	5,578

Current portion of lease liabilities	647	-

Other	17	19

Total current liabilities	$25,041	$28,841

Non-current liabilities

Bank debt	$1,095,500	$1,264,000

Lease liabilities	3,833	-

Deferred income taxes	125	111

Performance share units	4,378	5,178

Total non-current liabilities	$1,103,836	$1,269,289

Total liabilities	$1,128,877	$1,298,130

Shareholders’ equity

Issued capital	$3,560,705	$3,516,437

Reserves	51,207	7,893

Retained earnings	1,500,034	1,647,586

Total shareholders’ equity	$5,111,946	$5,171,916

Total liabilities and shareholders’ equity	$6,240,823	$6,470,046

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2019	2018	2019	2018

Operating activities

Net (loss) earnings	$(124,694)	$318,142	$(67,345)	$386,265

Adjustments for

Depreciation and depletion	61,871	62,727	130,745	120,232

Gain on disposal of mineral stream interest	-	(245,715)	-	(245,715)

Impairment charges	167,561	-	167,561	-

Interest expense	12,434	5,659	25,586	11,249

Equity settled stock based compensation	1,456	1,394	2,813	2,643

Performance share units	793	3,316	201	3,500

Income tax expense (recovery)	(2,758)	(3,224)	(2,868)	(3,709)

Loss on fair value adjustment of share purchase warrants held	7	12	7	111

Share in losses of associate	-	-	62	201

Fair value (gain) loss on convertible note receivable	1,934	(99)	1,063	1,290

Investment income recognized in net (loss) earnings	(297)	(299)	(539)	(502)

Other	242	287	670	513

Change in non-cash working capital	4,659	(1,772)	(2,511)	(4,847)

Cash generated from operations before income taxes and interest	$123,208	$140,428	$255,445	$271,231

Income taxes paid	(24)	(48)	(3,586)	(98)

Interest paid	(14,200)	(5,459)	(24,907)	(11,055)

Interest received	274	279	500	462

Cash generated from operating activities	$109,258	$135,200	$227,452	$260,540

Financing activities

Bank debt repaid	$(88,000)	$(79,000)	$(168,500)	$(186,000)

Bank debt drawn	-	372,500	-	372,500

Credit facility extension fees	-	(5)	(1,100)	(1,205)

Share purchase options exercised	5,502	878	20,393	1,027

Lease payments	(153)	-	(323)	-

Dividends paid	(63,515)	(64,589)	(63,515)	(64,589)

Cash (used for) generated from financing activities	$(146,166)	$229,784	$(213,045)	$121,733

Investing activities

Mineral stream interests	$-	$(610,235)	$(174)	$(610,235)

Early deposit mineral stream interests	(750)	(4,255)	(750)	(4,458)

Net proceeds on disposal of mineral stream interests	-	230,000	-	230,000

Acquisition of long-term investments	(909)	(1,016)	(909)	(1,016)

Investment in associate	(132)	-	(132)	-

Dividend income received	23	20	39	40

Other	(53)	(2,384)	(1,207)	(2,425)

Cash used for investing activities	$(1,821)	$(387,870)	$(3,133)	$(388,094)

Effect of exchange rate changes on cash and cash equivalents	$130	$(21)	$141	$(39)

(Decrease) increase in cash and cash equivalents	$(38,599)	$(22,907)	$11,415	$(5,860)

Cash and cash equivalents, beginning of period	125,781	115,568	75,767	98,521

Cash and cash equivalents, end of period	$87,182	$92,661	$87,182	$92,661

Summary of Ounces Produced

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017

Gold ounces produced ²

Salobo	67,056	60,846	76,995	72,423	67,466	64,896	80,341	76,994

Sudbury [3]	9,029	11,374	6,646	6,510	6,476	3,511	8,568	8,519

Constancia	4,533	4,826	4,266	3,261	3,187	3,315	2,947	2,498

San Dimas [4]	11,496	10,290	10,092	10,642	5,726	-	-	-

Stillwater	3,675	3,137	3,472	6,376	-	-	-	-

Other

Minto [5]	-	-	1,441	2,546	2,554	2,707	3,328	6,105

777	4,788	4,445	4,248	4,124	4,982	5,645	5,478	5,114

Total Other	4,788	4,445	5,689	6,670	7,536	8,352	8,806	11,219

Total gold ounces produced	100,577	94,918	107,160	105,882	90,391	80,074	100,662	99,230

Silver ounces produced [2]

San Dimas [4]	-	-	-	-	607	1,606	1,324	1,043

Peñasquito	699	1,595	1,455	1,050	1,267	1,450	1,561	1,641

Antamina	1,343	1,180	1,225	1,406	1,394	1,304	1,434	1,686

Constancia	511	588	695	682	552	598	621	572

Other

Los Filos	37	38	29	21	33	29	48	43

Zinkgruvan	631	479	608	530	453	565	619	710

Yauliyacu	627	528	233	597	719	550	335	588

Stratoni	180	143	149	165	211	137	131	137

Minto [5]	-	-	8	25	30	35	30	43

Neves-Corvo	391	498	509	458	421	405	305	341

Aljustrel	322	470	475	514	138	-	-	-

Lagunas Norte [6]	-	-	-	-	-	217	253	243

Pierina [6]	-	-	-	-	-	107	111	107

Veladero [6]	-	-	-	-	-	265	211	201

777	93	95	113	136	152	146	146	145

Total Other	2,281	2,251	2,124	2,446	2,157	2,456	2,189	2,558

Total silver ounces produced	4,834	5,614	5,499	5,584	5,977	7,414	7,129	7,500

Palladium ounces produced ²

Stillwater	5,736	4,729	5,869	8,817	-	-	-	-

GEOs produced [7]	161,571	167,151	177,808	181,901	166,039	173,586	194,097	198,033

SEOs produced [7]	14,221	13,999	15,009	14,699	13,118	13,763	14,810	15,033

Gold / Silver Ratio [7]	88.0	83.8	84.4	80.8	79.0	79.3	76.3	75.9

Palladium / Silver Ratio [7]	93.2	92.1	79.1	63.4	59.2	61.8	59.3	53.5

Gold / Palladium Ratio [7]	0.9	0.9	1.1	1.3	1.3	1.3	1.3	1.4

Average payable rate [2]

Gold	95.3%	95.6%	95.5%	95.4%	94.9%	94.7%	95.0%	94.9%

Silver	83.3%	82.9%	83.1%	83.5%	86.8%	89.7%	90.1%	90.0%

Palladium	87.6%	98.5%	96.4%	94.6%	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

Summary of Ounces Sold

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017

Gold ounces sold

Salobo	57,715	84,160	75,351	65,139	70,734	54,645	71,683	67,198

Sudbury [2]	8,309	4,061	4,864	2,560	4,400	5,186	12,059	3,237

Constancia	4,409	5,512	3,645	2,980	2,172	3,247	1,965	2,206

San Dimas [3]	10,284	11,510	8,453	9,771	3,738	-	-	-

Stillwater	3,301	2,856	3,473	2,075	-	-	-	-

Other

Minto [4]	765	3,307	2,674	796	2,284	1,763	2,020	4,603

777	5,294	3,614	4,353	5,921	3,812	5,132	6,568	5,304

Total Other	6,059	6,921	7,027	6,717	6,096	6,895	8,588	9,907

Total gold ounces sold	90,077	115,020	102,813	89,242	87,140	69,973	94,295	82,548

Silver ounces sold

San Dimas [3]	-	-	-	-	1,070	1,372	1,299	962

Peñasquito	912	1,164	901	1,241	1,547	1,227	1,537	1,109

Antamina	1,186	1,255	1,300	1,333	1,422	1,413	1,769	1,537

Constancia	478	735	629	567	410	574	491	491

Other

Los Filos	26	38	15	27	35	52	16	43

Zinkgruvan	337	232	543	326	297	391	597	305

Yauliyacu	542	15	317	697	521	360	642	364

Stratoni	240	80	78	125	171	148	110	84

Minto [4]	2	30	22	-	28	(1)	34	43

Cozamin [5]	-	-	-	-	-	-	-	23

Neves-Corvo	194	265	240	234	178	169	119	117

Aljustrel	216	381	226	302	-	-	-	-

Lagunas Norte [6]	-	-	-	1	65	236	237	242

Pierina [6]	-	-	-	-	54	88	106	102

Veladero [6]	-	-	-	2	104	161	211	201

777	108	99	129	163	70	153	124	135

Total Other	1,665	1,140	1,570	1,877	1,523	1,757	2,196	1,659

Total silver ounces sold	4,241	4,294	4,400	5,018	5,972	6,343	7,292	5,758

Palladium ounces sold

Stillwater	5,273	5,189	5,049	3,668	-	-	-	-

GEOs sold [7]	143,847	171,992	159,667	154,222	162,715	149,987	189,882	158,401

SEOs sold [7]	12,661	14,405	13,478	12,462	12,855	11,892	14,488	12,024

Cumulative payable gold ounces PBND [8]	80,740	74,815	99,053	99,567	88,462	89,839	84,010	82,976

Cumulative payable silver ounces PBND [8]	3,333	3,544	3,184	3,015	3,375	4,126	3,828	4,661

Cumulative payable palladium ounces PBND [8]	4,504	4,754	5,282	4,671	-	-	-	-

Gold / Silver Ratio [7]	88.0	83.8	84.4	80.8	79.0	79.3	76.3	75.9

Palladium / Silver Ratio [7]	93.2	92.1	79.1	63.4	59.2	61.8	59.3	53.5

Gold / Palladium Ratio [7]	0.9	0.9	1.1	1.3	1.3	1.3	1.3	1.4

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	67,056	57,715	$	1,323	$	404	$	383	$76,329	$30,898	$-	$30,898	$58,184	$2,651,697

Sudbury [5]	9,029	8,309		1,305		400		819	10,840	709	-	709	7,572	356,328

Constancia	4,533	4,409		1,323		400		361	5,830	2,475	-	2,475	3,954	113,964

San Dimas	11,496	10,284		1,323		605		310	13,601	4,191	-	4,191	9,776	201,448

Stillwater	3,675	3,301		1,323		234		519	4,366	1,881	-	1,881	3,595	233,233

Other [6]	4,788	6,059		1,304		405		403	7,904	3,007	-	3,007	5,505	17,246

	100,577	90,077	$	1,320	$	420	$	420	$118,870	$43,161	$-	$43,161	$88,586	$3,573,916

Silver

Peñasquito	699	912	$	14.89	$	4.21	$	3.06	$13,582	$6,949	$-	$6,949	$9,743	$382,363

Antamina	1,343	1,186		14.89		2.98		8.73	17,660	3,778	-	3,778	14,277	688,767

Constancia	511	478		14.89		5.90		7.50	7,119	714	-	714	3,652	237,136

Other [7]	2,281	1,665		14.98		6.97		2.60	24,952	9,002	-	9,002	14,230	496,675

	4,834	4,241	$	14.93	$	5.14	$	4.97	$63,313	$20,443	$-	$20,443	$41,902	$1,804,941

Palladium

Stillwater	5,736	5,273	$	1,381	$	247	$	470	$7,283	$3,501	$-	$3,501	$5,979	$254,772

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$189,466	$67,105	$(165,912)	$(98,807)	$136,467	$5,861,139

Other

General and administrative												$(12,249)	$(9,189)

Finance costs												(13,306)	(14,828)

Other												(3,090)	(3,168)

Income tax recovery												2,758	(24)

Total other												$(25,887)	$(27,209)	$379,684

												$(124,694)	$109,258	$6,240,823

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Please refer to page 3 of this press release for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests..
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2019 were as follows:

Three Months Ended June 30, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis	161,571	143,847	$1,317	$424	$893	$427	$466

Silver equivalent basis	14,221	12,661	$14.96	$4.81	$10.15	$4.85	$5.30

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Three Months Ended June 30, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	67,466	70,734		$1,305		$400		$386	$92,327	$36,717	$64,033	$2,760,314

Sudbury [4]	6,476	4,400		1,313		400		795	5,778	520	4,020	372,366

Constancia	3,187	2,172		1,316		400		374	2,857	1,176	1,989	120,025

San Dimas	5,726	3,738		1,266		600		556	4,733	411	2,490	218,158

Other [5]	7,536	6,096		1,322		379		340	8,058	3,676	5,850	26,950

	90,391	87,140		$1,305		$407		$411	$113,753	$42,500	$78,382	$3,497,813

Silver

San Dimas [6]	607	1,070		$16.52		$4.32		$1.46	$17,673	$11,484	$13,051	$-

Peñasquito	1,267	1,547		16.36		4.17		2.96	25,315	14,291	18,863	395,052

Antamina	1,394	1,422		16.69		3.29		8.70	23,736	6,691	19,060	732,979

Constancia	552	410		16.66		5.90		7.14	6,826	1,481	4,409	254,773

Other [7]	2,157	1,523		16.49		5.87		3.47	25,097	10,879	16,014	511,851

	5,977	5,972		$16.52		$4.54		$4.47	$98,647	$44,826	$71,397	$1,894,655

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,327

Operating results									$212,400	$87,326	$149,779	$5,785,795

Other

General and administrative										$(11,972)	$(8,273)

Finance costs										(7,367)	(8,031)

Gain on disposal of San Dimas SPA										245,715	-

Other										1,216	1,773

Income tax recovery										3,224	(48)

Total other										$230,816	$(14,579)	$430,317

										$318,142	$135,200	$6,216,112

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2018 were as follows:

Three Months Ended June 30, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	166,039	162,715	$1,305	$385	$920	$384	$536

Silver equivalent basis	13,118	12,855	$16.52	$4.87	$11.65	$4.86	$6.79

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2019	2018

Net (loss) earnings	$(124,694)	$318,142

Add back (deduct):

Impairment loss	167,561	-

Gain on disposal of San Dimas SPA	-	(245,715)

Loss on fair value adjustment of share purchase warrants held	7	12

(Gain) loss on fair value adjustment of Kutcho Convertible Note	1,934	(99)

Adjusted net earnings	$44,808	$72,340

Divided by:

Basic weighted average number of shares outstanding	445,769	443,191

Diluted weighted average number of shares outstanding	446,470	443,770

Equals:

Adjusted earnings per share - basic	$0.10	$0.16

Adjusted earnings per share - diluted	$0.10	$0.16

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2019	2018

Cash generated by operating activities	$109,258	$135,200

Divided by:

Basic weighted average number of shares outstanding	445,769	443,191

Diluted weighted average number of shares outstanding	446,470	443,770

Equals:

Operating cash flow per share - basic	$0.25	$0.31

Operating cash flow per share - diluted	$0.24	$0.30

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Cost of sales	$122,361		$125,074

Less: depletion	(61,404)		(62,494)

Cash cost of sales	$60,957		$62,580

Cash cost of sales is comprised of:

Total cash cost of gold sold	$37,853		$35,473

Total cash cost of silver sold	21,800		27,107

Total cash cost of palladium sold	1,304		-

Total cash cost of sales	$60,957		$62,580

Divided by:

Total gold ounces sold	90,077		87,140

Total silver ounces sold	4,241		5,972

Total palladium ounces sold	5,273		-

Equals:

Average cash cost of gold (per ounce)	$420		$407

Average cash cost of silver (per ounce)	$5.14		$4.54

Average cash cost of palladium (per ounce)	$247	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Total sales:

Gold	$118,870		$113,753

Silver	$63,313		$98,647

Palladium	$7,283		$-

Divided by:

Total gold ounces sold	90,077		87,140

Total silver ounces sold	4,241		5,972

Total palladium ounces sold	5,273		-

Equals:

Average realized price of gold (per ounce)	$1,320		$1,305

Average realized price of silver (per ounce)	$14.93		$16.52

Average realized price of palladium (per ounce)	$1,381	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(420)		$(407)

Average cash cost of silver [1] (per ounce)	$(5.14)		$(4.54)

Average cash cost of palladium [1] (per ounce)	$(247)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$900		$898

As a percentage of realized price of gold	68%		69%

Cash operating margin per silver ounce sold	$9.79		$11.98

As a percentage of realized price of silver	66%		73%

Cash operating margin per palladium ounce sold	$1,134	$	n.a.

As a percentage of realized price of palladium	82%		n.a.

   1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	estimated future production as a result of the Salobo Expansion;
●	the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;
●	the commencement of production at the Rosemont project;
●

the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

●	the repayment of the Kutcho convertible note;
●	the development and commencement of mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations;
●	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	anticipated increases in total throughput;
●	the estimated future production (including increases in production, estimated grades and recoveries);
●	the future price of commodities;
●	the estimation of mineral reserves and mineral resources;
●	the realization of mineral reserve estimates;
●	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
●	the costs of future production;
●	reserve determination;
●	estimated reserve conversion rates and produced but not yet delivered ounces;
●	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
●	confidence in the Company’s business structure;
●	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
●

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

●

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

●	Kutcho not being able to make payments under the Kutcho Convertible Note;
●	Hudbay will not commence development and /or mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations will not be achieved;
●	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	fluctuations in the price of commodities;
●

risks related to the mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located, and changes in project parameters as plans continue to be refined;

●

absence of control over the mining operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
●

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	any reassessment of the Company’s tax filings and the continuation or timing of any such process being outside the Company’s control;
●	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;
●	credit and liquidity risks;
●	indebtedness and guarantees risks;
●	mine operator concentration risks;
●	hedging risk;
●	competition in the streaming industry;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the mining operations to retain key management employees or procure the services of skilled and experienced personnel;
●	litigation risk associated with outstanding legal matters;
●	risks related to claims and legal proceedings against Wheaton or the mining operations;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks relating to security over underlying assets;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the mining operations other than precious metals or cobalt;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the mining operations;
●	risks relating to exploration, development and operations at the mining operations;
●	risks related to environmental regulations and climate change;
●	the ability of Wheaton and the mining operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the mining operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the mining operations;
●	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
●	inability to replace and expand mineral reserves;
●

risks relating to production estimates from mining operations, including anticipated timing of the commencement of production by certain mining operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the mining operations;
●	the ability of Wheaton and the mining operations to obtain adequate financing;
●	the ability of the mining operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks relating to future sales or the issuance of equity securities; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
●	Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices;
●	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
●	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
●	Hudbay will commence development and /or mining of the Pampacancha deposit at the Constancia mine or will deliver a delay payment in accordance with the precious metals purchase agreement;
●	proposed improvements at mining operations will be achieved;
●	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
●	that there will be no material adverse change in the market price of commodities;
●	that the mining operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive precious metal stream interests;
●	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
●	that Wheaton will be successful in challenging any reassessment by the CRA;
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
●	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
●

that Wheaton’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

●	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com